SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

9M12 Results

Curitiba, Brazil, November 13, 2012 - Companhia Paranaense de Energia - Copel (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits, distributes and sells power to the State of Paraná, announces its results for the first nine months of 2012 (9M12).

Copel’s consolidated balance sheet presents, in addition to the figures of its wholly-owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Caiuá Transmissora, Costa Oeste Transmissora, Integração Maranhense Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Cutia Empreendimentos Eólicos and Dominó Holdings. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights

> Net Operating Revenue: R$ 6,109 million.

> Operating Income: R$ 1,168 million.

> Net Income: R$ 824 million.

> EPS (Earnings per Share): R$ 3.01.

> EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization): R$ 1,441 million.

> Return on Shareholders’ Equity: 7.0% in the period.

> Growth in Power Supply: 5.0%.

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price 09/28/2012	Var. % year	Index	Points 09/28/2012	Var. % year
CPLE3 (common/ BM&FBovespa)	R$ 27.79	(15.8)
			Ibovespa	59,175	4.3
CPLE6 (preferred B/ BM&FBovespa)	R$ 33.10	(14.9)

ELP (ADS/ Nyse)	US$ 16.42	(21.7)	Dow Jones	13,437	10.0

XCOP (preferred B/ Latibex)	€ 12.71	(21.5)	LATIBEX	2,781	(4.3)

Earnings Release - 9 M12

LIST OF CONTENTS

1. General Information	3

2. Income Statement	5
2.1 Net Operating Revenue	5
2.2 Operating Costs and Expenses	6
2.3 EBITDA	8
2.4 Equity in the Results of Investees	8
2.5 Financial Results	8
2.6 Consolidated Net Income	8
3. Balance Sheet and Investment Program	9
3.1 Assets	9
3.1.1 Cash, Cash Equivalents and Financial Investments	9
3.1.2 CRC Transferred to the State of Paraná	9
3.1.3 Accounts Receivable related to Concession	9
3.1.4 Property, Plant and Equipment	9
3.1.5 Intangible Assets	9
3.2 Liabilities and Controller’s Shareholders’ Equity	10
3.2.1 Debt10
3.2.2 Payables related to the Concession – Use of Public Property (UBP)	11
3.2.3 Reserve for Litigation	11
3.3 Investment Program 12
4. Shareholding Structure	13

5. Consolidated Financial Statements	14
5.1 Assets	14
5.2 Liabilities	15
5.3 Income Statement	16
5.4 Cash Flow	17
6. Financial Statements – Wholly-owned Subsidiaries	18
6.1 Assets	18
6.2 Liabilities	19
6.3 Income Statement	20
7. Power Market	21
7.1 Captive Market	21
7.2 Grid Market (TUSD)	22
7.3 Energy Flow	22
8. Supplementary Information	24
8.1 Tariffs	24
8.2 Main Operational and Financial Indicators	25
8.3 3Q12 Results Conference Call	26

2

Earnings Release - 9 M12

1. General Information

Copel’s net income totaled R$824.0 million in 9M12, 16.6% down from R$988.1 million in 9M11, due to:

(i) adjustments to the balance sheet of COPEL Distribuição as determined by the electricity sector regulatory agency, Aneel, related to the 3rd Cycle of the Tariff Revision (net negative impact of R$134.2 million), leading to an average tariff reduction of 0.65% for customers, and compliance with Aneel Resolution 474/12 (net negative impact of R$28.1 million), extending the useful life of energy assets; and

(ii) the impact of regulatory assets and liabilities not recognized by IFRS (negative impact of R$102.5 million).

The table below summarizes the highlights for the period:

Operational Data	9M12	9M11	Var. %
Energy Sold (GWh)	31,031	30,592	1.4
Copel Distribuição	17,905	17,547	2.0
Copel Geração	13,126	13,045	0.6

Average Rates (BRL / MWh)
Power Purchase Average Rate - Copel Distribuição	115.61	107.56	8.1
Retail Average Rate - Copel Distribuição	243.80	252.17	(3.3)
Sales to Distributors Average Rate - Copel GeT	97.70	92.77	5.3

Economic and Financial Result (R$ thousand)	9M12	9M11	Var. %
Operating Income	1,168,064	1,360,980	(14.2)
EBITDA	1,441,234	1,555,018	(7.3)
Adjusted EBITDA by Regulatory Assets and Liabilities	1,543,762	1,423,870	8.4
Net Income	824,009	988,090	(16.6)
Capex	1,043,667	967,300	7.9
Net Debt	1,006,664	939,348	7.2
Controlling Shareholders' Net Equity	12,540,889	11,752,763	6.7

Indicators	9M12	9M11	Var. %
EBITDA Margin	23.6%	27.4%	(13.8)
Adjusted EBITDA Margin	25.3%	25.1%	0.9
Controlling Shareholders' ROE	6.8%	8.8%	(22.9)
Operating Margin	19.1%	23.9%	(20.2)
Net Margin	13.5%	17.4%	(22.4)
Net Debt / EBITDA (annualized)	0.52	0.45	15.6
Book Value per Share	45.83	42.95	6.7
Operating Margin	19.1%	23.9%	(20.2)
Netdebt / Controlling Shareholders' Net Equity	17.7%	20.1%	(11.7)
Current Liquidity	1.55	2.07	(25.2)
Earnings per Share (EPS)	3.01	3.61	(16.6)

* Values subjected to rounding adjustments

3

Earnings Release - 9 M12

Renewal of Concessions

On September 11, the federal government enacted the Provisional Measure (MP) 579/2012, which provides for the renewal of power generation, transmission and distribution concessions, the reduction of industry charges and tariff affordability.

In the generation segment, only 5.0% of Copel’s total installed capacity - or 271.9 MW – expires by 2017. Ordinance MME/MF 580 established a nil amount for the indemnification of these assets, while the amount recorded in the Company's balance sheet at the end quarter came to R$ 133.9 million. The table below presents the tariffs disclosed by the government agency.  The next generation concessions will expire in 2023, 2029 and 2030.

Hydroeletrict Power Plants	Capacity (MW)	Tariff (R$/kW.year)
Governador Pedro Viriato Parigot de Souza (Capivari/ Cachoeira)	260.0	57.11
Mourão I	8.2	163.57
Chopim I	2.0	249.13
Rio dos Patos	1.7	237.49

In the distribution segment, the Company passed through the 3rd Tariff Revision Cycle in June, with an average decrease of 0.65% for customers. Regarding MP 579, COPEL Distribuição will undergo an extraordinary Tariff Revision in February 2013 to adjust tariffs based on the impact of lower industry charges and energy purchase and transmission costs.

Finally, in the transmission segment, COPEL currently has 2,023 km of transmission lines and 10,902 MVA of substation capacity. These assets’ annual permitted revenue for the 2012/2013 cycle is R$328.7 million, 93% of which, equivalent to R$ 304.8 million, is subject to MP 579 (Contract 060/2001). Ordinance MME/MF 580 established an indemnification of R$ 893.9 million for these assets, while the amount recorded in COPEL’s balance sheet at the end of the quarter came to R$ 1,072.3 million (including the facilities under construction authorized by Aneel). If the concession renewal is anticipated, annual permitted revenue will be R$ 116.1 million.

The Company’s management is conducting several internal studies and projections to decide on the ratification of the extension of concession terms, with a final answer expected by December 4, 2012. The Company called an Extraordinary Shareholders’ Meeting for November 30, 2012 to resolve on the extension of generation and transmission concessions in accordance with MP 579. Following this decision, the pertinent accounting effects will be recognized.

4

Earnings Release - 9 M12

 2. Income Statement

2.1 Net Operating Revenue

In 9M12, “net operating revenue” reached R$ 6,109.1 million, 7.5% up on the R$ 5,682.6 million recorded in 9M11. The most  mportant variations were:

(i) the 5.0% increase in revenue from “electricity sales to final customers”, which reflects only actual sales revenues, excluding the distribution grid tariff (TUSD), basically due to the 3.2% upturn in captive market consumption and the tariff increase as of June 24, 2011 (positive average perceived effect of 2.99%), partially offset by the periodic tariff revision as of June 24, 2012 (negative average perceived effect of 0.65%);

(ii) the 16.4% increase in revenue from “electricity sales to distributors”, due to (a) price increases under power purchase agreements in the regulated market (CCEAR) and bilateral agreements, and (b) increase in spot market prices (PLD), which pushed up revenue from the spot market (CCEE);

(iii) the 7.8% upturn in “use of the main transmission grid” item (TUSD and TUST revenue), due to: (a) market growth, (b) Copel Distribuição’s tariff adjustment as of June 24, 2011, partially offset by the periodic tariff revision in effect as of June 24, 2012, and (c) higher interest revenue from transmission assets;

(iv) the “construction revenue” was 19.6% down and account reflects the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 6.2% increase in “telecommunications revenue”, basically due to new customers – the customer base increased from 1,230 in September 2011 to 2,477 in September 2012;

(vi) the 20.0% increase in “distribution of piped gas” (supplied by Compagas), following tariff adjustments (8.5% as of August 2011, 4.5% as of March 2012 and 8.0% as of August 2012); and

(viii) the 66.8% increase in “other operating revenues”, mainly caused by higher revenue from the lease of the Araucária thermal plant, following contractual adjustments with Petrobras and its dispatch between March and September 2012.

5

Earnings Release - 9 M12

R$ '000
Income Statement	3Q12 (1)	2Q12 (2)	3Q11 (3)	9M12 (4)	9M11 (5)	Var.% (4/5)
Electricity sales to final customers	605,850	609,906	582,154	1,823,938	1,736,863	5.0
Electricity sales to distributors	381,101	428,377	377,448	1,230,509	1,056,703	16.4
Use of main transmission grid (TUSD/ TUST)	767,134	685,898	721,355	2,202,110	2,043,484	7.8
Construction revenue	137,005	141,069	200,137	383,268	476,592	(19.6)
Telecommunications revenues	31,129	30,543	30,122	92,517	87,137	6.2
Distribution of piped gas	86,461	83,328	75,476	239,622	199,619	20.0
Other operating revenues	44,328	52,349	27,384	137,152	82,216	66.8
Net operating revenues	2,053,008	2,031,470	2,014,076	6,109,116	5,682,614	7.5

2.2 Operating Costs and Expenses

In the first nine months of 2012, operating costs and expenses totaled R$ 5,079.6 million, a 12.0% increase over the R$ 4,535.6 million recorded in 9M11, chiefly due to:

(i) the 22.3% increase in “electricity purchased for resale”, due to higher costs related to the purchase of energy from Itaipu, auctions (CCEAR) and the spot market (CCEE), partially offset by the expiration of bilateral agreements in 2012;

R$'000
Electricity Purchased for Resale	3Q12 (1)	2Q12 (2)	3Q11 (3)	1H12 (4)	9M12 (4)	9M11 (5)	Var. % (4/5)
Itaipu	103,241	140,855	124,022	261,375	364,616	338,208	7.8
CCEAR (Auction)	496,704	479,209	402,005	888,848	1,385,552	1,171,717	18.2
Bilateral	42,169	74,155	8,734	123,995	166,164	25,355	555.4
CCEE	42,169	74,155	8,734	123,995	166,164	25,355	555.4
Proinfa	42,110	32,167	25,663	65,402	107,512	77,160	39.3
(-) Pis/ Pasep and Cofins	(79,331)	(64,192)	(49,587)	(123,880)	(203,211)	(143,030)	42.1
TOTAL	655,303	711,873	559,185	1,315,422	1,970,725	1,611,531	22.3

(ii) the 18.1% upturn in “charges for the use of the main transmission grid”, due to the start-up of new assets in the system and higher charges (reserve energy – EER and systems services -ESS);

(iii) in the first nine months of 2012, the “personnel and management” line totaled R$ 788.2 million, 16.3% up on the same period the previous year. This was driven by: the 1.1% headcount increase due to the Copel DIS insourcing policy and Aneel Resolution 414/10, which determines the opening of customer service units in municipalities with more than 10,000 inhabitants, (b) the 7.4% wage increase as of October 2011, (c) the revision of the career and compensation structure as of June 1, 2011.  A provision of R$ 20.5 million was recorded for the adhesion of 117 employees to the Succession and Voluntary Redundancy Program (PSDV);

6

Earnings Release - 9 M12

(iv) the balance of “private pension and healthcare plans” reflects the accrual of liabilities pursuant to the 2012 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Resolution 600/2009, and the monthly installments of the two plans. For further details, see Note 21 “post-employment benefits" in our Standardized Financial Statements (ITR);

(v) the 10.5% decline in “material and supplies”, mainly reflecting lower purchases of material for the electrical system;

(vi) “raw material and supplies for energy production” include expenses with the acquisition of coal for the Figueira Thermal Power Plant;

(vii) the 37.7% upturn in “natural gas and supplies for the gas operations", following higher prices for the natural gas acquired by Compagas to supply third parties, adjusted mainly due to the recent depreciation of the brazillian currency, and the adjustment of the oil basket, which determines the gas acquisition price;

(viii) a 10.2% increase in “third-party services”, largely due to contractual adjustments and higher expenses with services needed to support expansion and maintenance of the Company’s assets (electrical system and building maintenance, metering, bill delivery and other services);

(ix) the variation in “provisions and reversals” was mainly caused by the restatement of the reserve for litigation involving the Company, in accordance with legal counsel’s opinion, partially offset by the reversal of R$ 37.1 million related to doubtful receivables from the energy sales of Mauá HPP based on a management decision regarding Aneel Order 1,611/12;

(x) the "construction cost” was 20.2% down and reflect the  investments in power distribution and transmission; and

(xi) the 20.7% decrease in “other costs and expenses operating ” due to the lower hydro generation in the period.

7

Earnings Release - 9 M12

R$ '000
Operating Costs and Expenses	3Q12 (1)	2Q12 (2)	3Q11 (3)	9M12 (4)	9M11 (5)	Var.% (4/5)
Electricity purchased for resale	655,303	711,873	559,185	1,970,725	1,611,531	22.3
Charges for the use of main transmission grid	193,674	193,183	171,156	559,174	473,562	18.1
Personnel and management	273,504	287,412	255,557	788,160	677,426	16.3
Pension and healthcare plans	41,660	40,100	33,628	121,592	97,331	24.9
Material and supplies	18,656	18,577	19,153	52,496	58,660	(10.5)
Raw material and supplies for electricity generation	7,865	5,628	6,781	18,563	20,149	(7.9)
Natural gas and supplies for the gas business	66,794	66,493	54,843	183,088	132,925	37.7
Third-party services	100,482	108,455	96,484	303,578	275,463	10.2
Depreciation and amortization	135,017	135,393	138,095	411,736	407,980	0.9
Provisions and reversals	22,978	23,072	35,120	113,794	81,420	39.8
Construction cost	134,379	141,513	199,658	379,214	475,228	(20.2)
Other operating costs and expenses	60,619	56,431	79,336	177,498	223,901	(20.7)
TOTAL	1,710,931	1,788,130	1,648,996	5,079,618	4,535,576	12.0

2.3 EBITDA

Between January and September 2012, EBITDA (earnings before interest, taxes, depreciation and amortization) totaled
R$ 1,441.2 million, 7.3% lower than the R$ 1,555.0 million reported in the same period in the previous year.

2.4 Equity in the Results of Investees

Equity in the results of investees reflects gains and losses from investments in Copel's investees. In 9M12, this figure comprised R$ 45.7 million from Dominó Holdings (Sanepar), R$ 6.9 million from Foz do Chopim Energética, R$ 5.6 million from Dona Francisca Energética and a R$ 7.5 million loss from Sercomtel Telecom.

2.5 Financial Results

Financial revenues increased by 13.9%, totaling R$ 524.0 million, due to the monetary restatement (by the IGP-M inflation index for 9M12) of accounts receivable related to the concession, interest of 6.65% p.y. and monetary restatement by the IGP-DI inflation index of CRC transferred to the State of Paraná, and the increased interest for late payment on overdue electricity bills, partially offset by the lower cash balance and the decline in the CDI rate in the period, which resulted in lower returns from financial investments.

Financial expenses totaled R$ 438.0 million in the period, 48.8% higher year on year, chiefly due to the recognition of R$ 246.0 million as a result of the remeasurement of the fair value of Copel Distribuição’s financial assets, due to the 3rd cycle of the tariff revision (R$ 203.4 million) and the new useful life estimates, pursuant to Aneel Resolution 474/12 (R$ 42.6 million).

2.6 Consolidated Net Income

Copel recorded net income of R$ 824.0 million in 9M12, 16.6% down year on year.

8

Earnings Release - 9 M12

 3. Balance Sheet and Investment Program

3.1 Assets

On September 30, 2012, Copel’s assets totaled R$ 19,908.8 million, 5.7% up on December 31, 2011.

3.1.1 Cash, Cash Equivalents and Financial Investments

On September 30, 2012, the cash, cash equivalents and financial investments of Copel’s wholly-owned subsidiaries and controlled companies totaled R$ 749.5 million and were mostly invested in Bank Deposit Certificates (CDBs), government bonds and repo transactions. The investments earned an average yield of 100.3% of the Interbank Deposit Certificate (CDI rate) variation in the period.

3.1.2 CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,393.0 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum.

3.1.3 Accounts Receivable related to Concession

Based on the characteristics established in the electricity distribution and transmission concession contracts, management understands that the conditions for the adoption of Technical Interpretation ICPC-01 – Concession Agreements are met. ICPC-01 sets forth guidelines on the recognition of public service concessions.

3.1.4 Property, Plant and Equipment

The Company adopted the deemed cost method to determine the fair value of the fixed assets of generation and telecommunications activities. These fixed assets are depreciated according to the straight-line method based on the annual rates established by Aneel, which are practiced and accepted by the market as adequate, limited to the term of concession, when applicable.

The estimated useful life, residual values and depreciation are reviewed on the closing balance sheet date and the effect of any changes in the estimates is prospectively recognized.

3.1.5 Intangible Assets

This line mostly comprises the intangible assets arising from Copel Distribuição’s concession agreements, consisting of exploration rights of construction and electricity supply services, which will be recovered by billing customers.

9

Earnings Release - 9 M12

3.2 Liabilities and Controller’s Shareholders’ Equity

Copel’s consolidated debt totaled R$ 2,225.3 million on September 30, 2012, representing 17.7% of the controller’s shareholders’ equity, wich closed 9M12 at R$ 12,540.9 million, 6.0% higher than on December 31, 2011 and equivalent to
R$ 45.83 per share (book value per share).

3.2.1 Debt

The breakdown of loans and financing is shown in the table below:

R$'000
		Short-term	Long-term	Total
Foreign Currency	National Treasury	4,017	57,035	61,052
	Eletrobras	6	8	14
	Total	4,023	57,043	61,066
Domestic Currency	Eletrobras - COPEL	53,725	191,016	244,741
	FINEP	1,987	16,303	18,290
	BNDES/ Banco do Brasil S/A - Mauá	21,890	365,951	387,841
	Banco do Brasil S/A and other	148,951	1,364,372	1,513,323
	Total	226,553	1,937,642	2,164,195
TOTAL		230,576	1,994,685	2,225,261

Loan and financing maturities are presented below:

R$'000
	Short-Term Sep/12 - Aug/13	Sep/13 - Dec/13	2014	Long-Term 2015	2016	After 2016
Domestic Currency	226,553	18,498	744,330	580,936	254,986	338,892
Foreign Currency	4,023	1,363	1,364	-	-	54,316
TOTAL	230,576	19,861	745,694	580,936	254,986	393,208

10

Earnings Release - 9 M12

Copel’s consolidated net debt (loans and financing less cash) trends are shown below:

3.2.2 Payables related to the Concession – Use of Public Property (UBP)

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
	Elejor	Mauá	Colíder	Total
Current liabilities	44,041	728	-	44,769
Noncurrent liabilities	373,577	11,912	14,564	400,053

3.2.3 Reserve for Litigation

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a reserve for litigation for those cases assessed as probable losses.

The balances of the reserve for litigation are as follows:

11

Earnings Release - 9 M12

R$ '000
Consolidated	Set/12 (1)	Dec/11 (2)	Set/11 (3)	Var % (1 / 2)
Tax	301,033	281,937	300,714	6.8
Labor suits	149,777	128,505	137,112	16.6
Employees and Benefits	76,024	58,089	51,103	30.9
Civil	519,019	484,041	341,894	7.2
Suppliers	69,369	88,003	87,846	(21.2)
Civil and administrative claims	130,493	112,059	93,555	16.5
Easements	5,456	4,839	4,792	12.8
Condemnations and property	306,291	273,647	150,245	11.9
Customers	7,410	5,493	5,456	34.9
Environmental claims	186	104	104	78.8
Regulatory	48,169	48,147	46,326	-
TOTAL	1,094,208	1,000,823	877,253	9.3

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of 9M12, totaled R$ 2,209.8 million distributed in lawsuits of the following natures: tax, R$ 1,143.3 million; civil,
R$ 769.4 million; labor, R$ 238.6 million; employee benefits, R$ 39.9 million; and regulatory, R$ 18.6 million.

3.3 Investment Program

Copel’s investments from January to September 2012 and the maximum investment forecast for 2012 are presented below:

R$ million
	Carried out 9M12	Scheduled 2012
Generation and Transmission	577.8	1,069.9
HPP Mauá	62.6	89.1
HPP Colider	394.6	562.4
SHP Cavernoso II	54.4	50.6
Other	66.2	367.8
Distribution	430.0	1,105.0
Telecommunications	35.9	82.5
TOTAL	1,043.7	2,257.4

Copel’s estimated investments in new businesses in 2012 (São Bento Energia, Cutia Empreendimentos Eólicos, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia and Guaraciaba Transmissora de Energia) is R$ 168.8 million.

12

Earnings Release - 9 M12

 4. Shareholding Structure

On September 30, 2012, paid-up capital stock totaled R$ 6,910.0 million, composed of the following shares (with no par value) and main shareholders are presented below:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	23.9
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,621	13.5	129	33.9	100,906	78.7	120,656	44.1
BM&FBovespa	19,509	13.4	129	33.9	60,362	47.1	80,000	29.2
NYSE	112	0.1	-	-	40,460	31.6	40,572	14.8
LATIBEX	-	-	-	-	84	0.1	84	-
Other	551	0.4	253	66.1	40	-	844	0.3
TOTAL	145,031	100.0	382	100.0	128,242	100.0	273,655	100.0

Common
0.4%
13.5%
1.1%
26.4%
58.6%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

TOTAL
0.3%
31.1%
44.1%
23.9%
0.6%
State of Paraná
BNDESPAR
Eletrobras
Free Floating
Other

Preferred
0.3%
21.2%
78.5%
BNDESPAR
Free Floating
Other

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Earnings Release - 9 M12

 5. Consolidated Financial Statements

5.1 Assets

					R$'000
Assets	Sep/12 (1)	Jun/12 (1)	Sep/11 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	3,538,245	3,412,108	4,176,943	3.7	(15.3)
Cash and cash equivalents	749,520	673,765	1,490,455	11.2	(49.7)
Financial investments	469,077	458,358	527,166	2.3	(11.0)
Customers	1,457,214	1,490,924	1,509,468	(2.3)	(3.5)
Dividends receivable	8,342	8,342	7,805	-	6.9
CRC transferred to the State Government of Paraná	73,018	69,258	63,734	5.4	14.6
Account receivable related to concession	114,631	99,077	73,086	15.7	56.8
Other current receivables	233,575	198,905	193,938	17.4	20.4
Inventories	118,952	113,380	124,510	4.9	(4.5)
Income tax and social contribution	215,663	217,649	130,985	(0.9)	64.6
Other current recoverable taxes	80,038	69,349	39,852	15.4	100.8
Prepaid expenses	18,215	13,101	15,944	39.0	14.2
NONCURRENT	16,370,580	15,900,601	14,723,701	3.0	11.2
Long Term Assets	6,349,341	6,078,394	5,455,751	4.5	16.4
Financial investments	172,762	167,073	42,660	3.4	305.0
Customers	31,739	35,069	39,190	(9.5)	(19.0)
CRC transferred to the State Government of Paraná	1,319,965	1,290,803	1,288,889	2.3	2.4
Judicial deposits	557,859	551,825	403,681	1.1	38.2
Account receivable related to concession	3,571,421	3,328,988	2,900,387	7.3	23.1
Other noncurrent receivables	21,812	21,940	16,018	(0.6)	36.2
Income tax and social contribution	20,209	19,576	18,744	3.2	7.8
Other noncurrent recoverable taxes	75,415	76,066	73,679	(0.9)	2.4
Deferred income tax and social contribution	567,422	574,435	672,503	(1.2)	(15.6)
Prepaid expenses	10,737	12,619	-	(14.9)	-
Investments	590,217	578,514	512,177	2.0	15.2
Property, plant and equipment, net	7,621,397	7,480,411	6,963,739	1.9	9.4
Intangible assets	1,809,625	1,763,282	1,792,034	2.6	1.0
TOTAL	19,908,825	19,312,709	18,900,644	3.1	5.3

14

Earnings Release - 9 M12

5.2 Liabilities

					R$'000
Liabilities	Sep/12 (1)	Jun/12 (1)	Sep/11 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	2,281,889	1,905,625	2,015,197	19.7	13.2
Payroll, social charges and accruals	268,558	212,636	278,427	26.3	(3.5)
Suppliers	883,927	769,417	684,614	14.9	29.1
Income tax and social contribution payable	199,389	140,932	139,285	41.5	43.2
Other taxes due	245,446	229,439	329,657	7.0	(25.5)
Loans and financing	230,576	105,944	87,021	117.6	165.0
Dividends payable	87,283	87,325	128,129	(0.0)	(31.9)
Post employment benefits	22,281	22,180	24,541	0.5	(9.2)
Customer charges due	59,857	62,743	76,766	(4.6)	(22.0)
Researchand developmentand energye ciency	112,313	124,450	130,119	(9.8)	(13.7)
Payables related to concession - use of public property	44,769	45,261	45,056	(1.1)	(0.6)
Other accounts payable	127,490	105,298	91,582	21.1	39.2
NONCURRENT	4,826,759	4,923,516	4,891,870	(2.0)	(1.3)
Suppliers	72,091	84,839	118,267	(15.0)	(39.0)
Tax liabilities	-	-	267	-	-
Deferred income tax and social contribution	656,597	649,578	907,036	1.1	(27.6)
Loans and financing	1,994,685	2,127,413	2,070,924	(6.2)	(3.7)
Post-employment benefits	470,045	457,444	413,491	2.8	13.7
Research and development and energy efficiency	139,065	124,746	134,926	11.5	3.1
Payables related to the concession - use of public property	400,053	386,032	369,706	3.6	8.2
Other accounts payable	15	217	-	(93.1)	-
Tax, social security, labor and civil provisions	1,094,208	1,093,247	877,253	0.1	24.7
SHAREHOLDERS' EQUITY	12,800,177	12,483,568	11,993,577	2.5	6.7
Attributed to controlling shareholders	12,540,889	12,227,708	11,752,763	2.6	6.7
Stock capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	1,372,707	1,398,278	1,495,265	(1.8)	(8.2)
Legal reserves	536,187	536,187	478,302	-	12.1
Retained earnings	2,838,551	2,838,551	2,056,526	-	38.0
Additional proposed dividends	-	-	-	-	-
Accrued earnings	883,444	544,692	812,670	62.2	8.7
Attributed to minority shareholders	259,288	255,860	240,814	1.3	7.7
TOTAL	19,908,825	19,312,709	18,900,644	3.1	5.3

15

Earnings Release - 9 M12

5.3 Income Statement

							R$'000
Income Statement	3Q12 (1)	2Q12 (2)	3Q11 (3)	Var.% (1/3)	9M12 (4)	9M11 (5)	var % (4/5)
OPERATING REVENUES	2,053,008	2,031,470	2,014,076	1.9	6,109,116	5,682,614	7.5
Electricity sales to final customers	605,850	609,906	582,154	4.1	1,823,938	1,736,863	5.0
Electricity sales to distributors	381,101	428,377	377,448	1.0	1,230,509	1,056,703	16.4
Use of main transmission grid (TUSD and TUST)	767,134	685,898	721,355	6.3	2,202,110	2,043,484	7.8
Construction revenue	137,005	141,069	200,137	(31.5)	383,268	476,592	(19.6)
Telecommunications revenues	31,129	30,543	30,122	3.3	92,517	87,137	6.2
Distribution of piped gas	86,461	83,328	75,476	14.6	239,622	199,619	20.0
Other operating revenues	44,328	52,349	27,384	61.9	137,152	82,216	66.8
Operating costs and expenses	(1,710,931)	(1,788,130)	(1,648,996)	3.8	(5,079,618)	(4,535,576)	12.0
Electricity purchased for resale	(655,303)	(711,873)	(559,185)	17.2	(1,970,725)	(1,611,531)	22.3
Charges for the use the main transmission grid	(193,674)	(193,183)	(171,156)	13.2	(559,174)	(473,562)	18.1
Personnel and management	(273,504)	(287,412)	(255,557)	7.0	(788,160)	(677,426)	16.3
Pension and health plans	(41,660)	(40,100)	(33,628)	23.9	(121,592)	(97,331)	24.9
Material	(18,656)	(18,577)	(19,153)	(2.6)	(52,496)	(58,660)	(10.5)
Material and supplies for energy production	(7,865)	(5,628)	(6,781)	16.0	(18,563)	(20,149)	(7.9)
Natural gas and supplies for the gas operations	(66,794)	(66,493)	(54,843)	21.8	(183,088)	(132,925)	37.7
Third party services	(100,482)	(108,455)	(96,484)	4.1	(303,578)	(275,463)	10.2
Depreciation and amortization	(135,017)	(135,394)	(138,095)	(2.2)	(411,736)	(407,980)	0.9
Provisions and reversals	(22,978)	(23,072)	(35,120)	(34.6)	(113,794)	(81,420)	39.8
Construction cost	(134,379)	(141,513)	(199,658)	(32.7)	(379,214)	(475,228)	(20.2)
Other operating costs and expenses	(60,619)	(56,431)	(79,336)	(23.6)	(177,498)	(223,901)	(20.7)
EQUITY IN RESULTS OF INVESTEES	16,017	19,665	13,217	21.2	52,529	48,099	9.2
INCOME BEFORE FINANCIAL RESULTS AND TAXES	358,094	263,005	378,297	(5.3)	1,082,027	1,195,137	(9.5)
FINANCIAL RESULTS	110,424	(39,673)	18,704	490.4	86,037	165,843	(48.1)
Financial income	224,872	170,797	151,723	48.2	523,975	460,202	13.9
Financial expenses	(114,448)	(210,470)	(133,019)	(14.0)	(437,938)	(294,359)	48.8
OPERATING INCOME (EXPENSES)	468,518	223,332	397,001	18.0	1,168,064	1,360,980	(14.2)
INCOME TAX AND SOCIAL CONTRIBUTION	(149,195)	(38,391)	(51,223)	191.3	(344,055)	(372,890)	(7.7)
Income tax and social contribution	(134,379)	(106,144)	(85,340)	57.5	(433,853)	(524,501)	(17.3)
Deferred income tax and social contribution	(14,816)	67,753	34,117	(143.4)	89,798	151,611	(40.8)
NET INCOME (LOSS)	319,323	184,941	345,778	(7.7)	824,009	988,090	(16.6)
Attributed to controlling shareholders	314,703	177,535	341,172	(7.8)	806,363	975,831	(17.4)
Attributed to non-controlling interest	4,620	7,406	4,606	0.3	17,646	12,259	43.9
EBITDA	477,094	378,734	503,175	(5.2)	1,441,234	1,555,018	(7.3)

16

Earnings Release - 9 M12

5.4 Cash Flow

		R$'000
Consolidated Cash Flow	9M12	9M11
Cash flow from operating activities
Net income for the period	824,009	988,090
Adjustments to reconcile net income with the cash provided by operating activities	848,018	925,189
Depreciation	250,161	247,360
Amortization of intangible assets - concession	158,604	158,935
Amortization of intangible assets - other	2,424	1,138
Amortization of investiments - concession rigths	547	547
Unrealized monetary and exchange variations, net	(105,756)	138,574
Accounts receivable tied to the concession fair value´s update	245,991	-
Remuneration of accounts receivable related to the concession	(308,649)	(228,673)
Equity in earnings of subsidiaries	(52,529)	(48,099)
Income Tax and Social Contribution	433,853	524,501
Deferred Income Tax and Social Contribution	(89,798)	(151,611)
Provision for doubtful accounts	(183)	32,513
Provision for tax credit losses	(3,882)	16,133
Provision (reversal) for legal claims	117,859	32,774
Provisions for post employment benefits	130,374	102,661
Provision for research and development and energy efficiency	54,950	50,497
Write off of intangible assets related to concession - goodwill	7,715	9,103
Write off of property, plant, and equipment	2,500	18,059
Write off of intangible assets	3,837	20,777
Loss on disposal of intangible related to concession	-	-
Decrese (increase) in assets	(19,875)	(134,496)
Increase (reduction) of liabilities	(682,618)	(917,570)
Net cash generated by operating activities	969,534	861,213
Cash flow from investing activities
Bonds and securities	50,063	66,002
Investment additions to Cauiá – net effect of the cash acquired	(30)	-
Investment additions to Integração Maranhense - net effect of the cash acquired	(53)	-
Investment additions to Matrinchã - net effect of the cash acquired	(313)	-
Investment additions to Guaraciaba - net effect of the cash acquired	(169)	-
Additions in investments	(6,900)	(194)
Additions to property, plant, and equipment	(662,891)	(530,833)
Additions to intangible assets related to the concessions	(608,352)	(549,371)
Additions to other intangible assets	(11,361)	(6,214)
Sale of intangible assets	191	-
Customer contributions	62,428	17,344
Net cash generated (used) by investing activities	(1,177,387)	(1,003,266)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	-	(30,814)
Loans and financing obtained	69,914	799,197
Amortization of principal amounts of loans and financing	(27,138)	(36,856)
Dividends and interest on own capital paid	(134,528)	(293,432)
Net cash used by financing activities	(91,752)	(161,905)
Increase (decrease) in cash and cash equivalents	(299,605)	(303,958)
Cash and cash equivalents at the beginning of the year	1,049,125	1,794,416
Cash and cash equivalents at the end of the year	749,520	1,490,458

17

Earnings Release - 9 M12

 6. Financial Statements – Wholly-owned Subsidiaries

6.1 Assets

			R$'000
Assets	GeT	DIS	TEL
CURRENT	1,053,120	1,990,730	63,810
Cash and cash equivalents	223,670	388,166	27,071
Financial investments	278,987	32,250	-
Customers	289,450	1,143,876	17,674
CRC transferred to the State Government of Paraná	-	73,018	-
Accounts receivable related to the concession	114,493	-	-
Other current receivables	112,342	102,713	1,945
Inventories	27,745	80,299	9,985
Income Tax and Social Contribution	805	90,219	4,230
Other current recoverable taxes	2,545	66,172	2,441
Prepaid expenses	3,083	14,017	464
NONCURRENT	8,136,528	5,878,800	335,608
Long Term Assets	1,279,897	4,547,692	19,263
Financial investment	99,369	73,393	-
Customers	-	31,650	89
CRC transferred to the State Government of Paraná	-	1,319,965	-
Judicial deposits	22,437	261,820	1,039
Accounts receivable related to the concession	1,149,476	2,405,618	-
Other noncurrent receivables	6,195	2,852	-
Other current recoverable taxes	2,420	62,545	8,022
Deferred Income tax and social contribution	-	389,849	10,113
Investments	414,566	4,012	-
Property, Plant and Equipment, net	6,397,422	-	294,524
Intangible Assets	44,643	1,327,096	21,821
TOTAL	9,189,648	7,869,530	399,418

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

18

Earnings Release - 9 M12

6.2 Liabilities

			R$'000
Liabilities	GeT	DIS	TEL
CURRENT	1,094,902	1,852,323	35,146
Payroll, social charges and accruals	67,900	177,795	17,161
Suppliers	266,255	595,114	12,946
Income Tax and Social Contribution payable	175,345	875	954
Other taxes due	18,275	217,544	3,019
Loans and financing	60,328	162,666	24
Dividends payable	435,840	457,063	-
Post employment benefits	5,935	15,570	776
Customer charges due	7,756	52,101	-
Research and development and energy efficiency	13,874	96,826	-
Payables related to concession - use of public property	728	-	-
Other accounts payable	42,666	76,769	266
NONCURRENT	1,792,325	2,236,603	34,014
Intercompany receivables	-	833,676	-
Suppliers	78,636	-	-
Deferred income tax and social contribution	652,897	-	-
Loans, and financing	459,076	607,028	13,862
Post-employment benefits	128,063	320,809	19,507
Research and development and energy efficiency	43,415	95,650	-
Payables related to the concession - use of public property	26,476	-	-
Tax,social security, labor and civil provisions	403,762	379,440	645
SHAREHOLDERS' EQUITY	6,302,421	3,780,604	330,258
Attributed to controlling shareholders
Capital stock	3,505,994	2,624,841	240,398
Valuation adjustments	1,365,405	(6)	-
Legal Reserves	212,108	135,294	5,306
Retained earnigs	589,331	883,575	62,685
Accrued earnings (losses)	629,583	136,900	21,869
TOTAL	9,189,648	7,869,530	399,418

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

19

Earnings Release - 9 M12

6.3 Income Statement

			R$'000
Income Statement	GeT	DIS	TEL
Operating revenues	1,675,800	4,164,053	126,818
Electricity sales to final customers	98,122	1,728,277	-
Electricity sales to distributors	1,174,748	121,279	-
Use of main transmission grid (TUSD/ TUST)	344,547	1,939,235	-
Construction revenue	29,692	323,407	-
Telecommunications	-	-	122,712
Other operating revenues	28,690	51,855	4,106
Operating costs and expenses	(879,213)	(4,075,767)	(97,140)
Electricity purchase for resale	(77,305)	(2,118,201)	-
Use of main transmission grid	(156,854)	(464,917)	-
Personnel and management	(192,867)	(524,423)	(45,915)
Pension and healthcare plans	(30,479)	(83,244)	(6,032)
Material and supplies	(13,294)	(36,697)	(1,322)
Raw material and supplies for electricity generation	(16,664)	-	-
Third-party services	(66,332)	(239,872)	(12,283)
Depreciation and amortization	(191,838)	(142,346)	(20,299)
Provisions and reversals	(8,649)	(87,504)	(3,544)
Construction cost	(24,928)	(323,407)	-
Other operating costs and expenses	(100,003)	(55,156)	(7,745)
Equity in results of investees	10,236	-	-
Income before financial results and taxes	806,823	88,286	29,678
Financial Income (expenses)	19,847	115,826	2,642
Earnings before income taxes	826,670	204,112	32,320
Operating income	(264,607)	(119,895)	(12,253)
Deferred income tax and social contribution	(9,093)	52,683	1,802
Net Income	552,970	136,900	21,869
EBITDA	988,425	230,632	49,977

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

20

Earnings Release - 9 M12

 7. Power Market

Copel’s electricity sales to final customers, composed by sales from Copel Distribuição captive market and Copel Geração e Transmissão free market increased 5.0% between January and September of 2012. The captive market consumed 17,396 GWh, growing by 3.2%, while Copel Geração e Transmissão’s free market has grown 49.1%, reaching 1,029 GWh in the same period.

7.1 Captive Market

The industrial segment, which represented 32.4% of Copel’s captive market, consumed 5,632 GWh, growing by 0.5% year to date. This result was due to the higher number of customers, which totaled 84,887 by the end of September.

The residential segment consumed 4,867 GWh, a growth of 3.8%, led by the higher credit and income growth. At the end of September 2012, this segment represented 28.0% of Copel’s captive market consumption, with the company supplying power to 3,169,888 residential customers.

The commercial segment consumed 3,749 GWh, a growth of 4.8%, due to increasing sales from retailers in the concession area. At the end of the period, this segment represented 21.5% of Copel’s captive market consumption, with the company supplying power to 326,225 captive commercial customers.

The rural segment consumed 1,512 GWh, growing by 8.0%, mainly due to the higher agricultural exports from the State of Paraná. This segment represented 8.7% of Copel’s captive market consumption at the end of September, with the company supplying power to 374,759 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,636 GWh, up 3.2% in the period. These segments represented 9.4% of Copel’s captive market consumption, totaling 53,507 customers at the end of the period.

The following table shows the captive market for each consumption segment:

						GWh
Segment	3Q12 (1)	3Q11 (2)	Var. % (1/2)	9M12 (3)	9M11 (4)	Var. % (3/4)
Industrial	1,882	1,930	(2.5)	5,632	5,604	0.5
Residential	1,620	1,587	2.1	4,867	4,690	3.8
Commercial	1,217	1,149	5.9	3,749	3,578	4.8
Rural	463	436	6.2	1,512	1,401	8.0
Other	543	533	1.9	1,636	1,585	3.2
Captive Segment Total	5,725	5,635	1.6	17,396	16,858	3.2

21

Earnings Release - 9 M12

7.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 1.8%, as shown by the following table:

						GWh
	3Q12 (1)	3Q11 (2)	Var. % (1/2)	9M12 (3)	9M11 (4)	Var. % (1/4)
Captive Market	5,725	5,635	1.6	17,396	16,858	3.2
Concession and permission holders	162	149	8.7	472	447	5.7
Free Customers (*)	785	818	(4.0)	2,205	2,409	(8.5)
Grid Market	6,672	6,602	1.1	20,073	19,714	1.8
* Total free customers supplied by COPEL GeT and other suppliers w ithin COPEL DIS’ concession area.

7.3 Energy Flow

Copel Consolidated

			GWh
	9M12	9M11	Var.%
Own Generation	14,698	19,449	(24.4)
Purchased energy	22,837	20,477	11.5
Itaipu	3,939	3,949	(0.3)
Auction – CCEAR	14,178	13,655	3.8
Itiquira	682	679	0.4
Dona Francisca	459	463	(0.9)
CCEE (MCP)	646	431	49.9
MRE	1,594	-	-
Proinfa	448	413	8.5
Elejor	891	887	0.5
Total Available Power	37,535	39,926	(6.0)
Captive Market	17,396	16,858	3.2
Concessionaires	472	447	5.6
Free Customers	1,029	690	49.1
Bilateral Agreements	869	791	9.9
Auction – CCEAR	11,140	11,452	(2.7)
CCEE (MCP)	125	355	(64.8)
MRE	3,761	6,605	(43.1)
Losses and Differences	2,743	2,728	0.5
Basic network losses	774	913	(15.2)
Distribution losses	1,773	1,625	9.1
CG contract allocation	196	190	3.2
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Pow er Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference betw een billed and energy received from CG)

22

Earnings Release - 9 M12

Copel Geração e Transmissão

			GWh
	9M12	9M11	Var. %
Own Generation	14,698	19,449	(24.4)
CCEE (MCP)	493	252	95.3
MRE	1,594	-	-
Dona Francisca	459	463	(0.9)
Total Available Power	17,244	20,164	(14.5)
Bilateral Agreements	869	791	9.9
CCEAR – COPEL Distribuição	985	988	(0.3)
CCEAR – Other	10,155	10,464	(3.0)
Free Customers	1,029	690	49.1
CCEE (MCP)	88	113	(22.3)
MRE	3,761	6,605	(43.1)
Losses and differences	357	513	(30.4)
Values subject to rounding adjustments.

Copel Distribuição

			GWh
	9M12	9M11	Var. %
Itaipu	3,939	3,949	(0.3)
CCEAR – COPEL Geração e Transmissão	985	987	(0.2)
CCEAR – Other	13,016	12,477	4.3
CCEAR - Adjustment auction	177	191	(7.3)
CCEE (MCP)	153	179	(14.5)
Itiquira	682	679	0.4
Proinfa	448	413	8.5
Elejor S.A	891	887	0.4
Available Power	20,291	19,762	2.7
Captive market	17,396	16,858	3.2
Wholesale	472	447	5.6
CCEE (MCP)	37	242	(84.7)
Losses and differences	2,386	2,215	7.7
Basic network losses	417	400	4.3
Distribution losses	1,773	1,625	9.1
CG contract allocation	196	190	3.2
Values subject to rounding adjustments.

23

Earnings Release - 9 M12

 8. Supplementary Information

8.1 Tariffs

Power Purchase Average Rate

						R$/MWh
Tariff	Average MW	Sep/12 (1)	Jun/12 (2)	Sep/11 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Itaipu*	569	110.19	113.36	100.53	(2.8)	9.6
Auction – CCEAR 2005 – 2012	934	83.35	80.51	79.35	3.5	5.0
Auction – CCEAR 2006 – 2013	452	97.48	94.39	92.76	3.3	5.1
Auction – CCEAR 2007 – 2014	157	139.38	134.32	132.75	3.8	5.0
Auction – CCEAR 2008 – 2015	69	117.25	113.55	111.58	3.3	5.1
Auction – CCEAR 2010 – H30	66	157.25	151.52	149.78	3.8	5.0
Auction – CCEAR 2010 – T15**	64	167.19	161.10	159.24	3.8	5.0
Auction – CCEAR 2011 – H30	58	162.11	156.20	154.40	3.8	5.0
Auction – CCEAR 2011 – T15**	54	184.34	177.63	175.58	3.8	5.0
Auction – CCEAR 2012 – T15**	75	165.37	159.35	-	3.8	-
Others Auctions***	240	150.85	145.53	149.83	3.7	0.7
Bilaterals	239	163.80	163.80	158.17	-	3.6
Total/ Tarifa Média de Compra	2,977	115.61	114.02	107.56	1.4	7.5
* Furnas transport charge not included.
**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
*** Products average price.

Sales to Final Customers (Retail) Average Rate – without ICMS

					R$/MWh
Tariff	Sep/12 (1)	Jun/12 (2)	Sep/11 (3)	Var % (1/3)	Var % (1/3)
Industrial*	220.63	207.23	226.78	6.5	(2.7)
Residential	286.62	299.82	300.96	(4.4)	(4.8)
Commercial	263.87	269.56	271.06	(2.1)	(2.7)
Rural	178.69	177.51	177.85	0.7	0.5
Other	208.03	208.29	209.04	(0.1)	(0.5)
Retail distribution average rate	243.80	243.19	252.17	0.3	(3.3)
* Free customers not included

Sales to Distributors Average Rate

						R$/MWh
Tariff	Average MW	Sep/12 (1)	Jun/12 (2)	Sep/11 (3)	Var. % (1 / 2)	Var. % (1 / 3)
Auction CCEAR 2005 - 2012	901	82.89	80.79	78.65	2.6	5.4
Auction CCEAR 2006 - 2013	340	97.23	95.44	92.17	1.9	5.5
Auction CCEAR 2007 - 2014	80	108.60	106.04	102.85	2.4	5.6
Auction CCEAR 2008 - 2015	76	115.40	112.91	109.37	2.2	5.5
Auction CCEAR 2009 - 2016	221	132.51	128.40	125.71	3.2	5.4
Concession holders in the State of Paraná	72	147.51	134.80	137.40	9.4	7.4
Total/ Tariff Average Supply	1,690	97.70	95.13	92.77	2.7	5.3

24

Earnings Release - 9 M12

8.2 Main Operational and Financial Indicators

September 30,2012

Generation
Copel GeT power plants	19 (17 hydro, 1 thermal and 1 wind power plant)
Power plants in which Copel holds interest	6 (5 hydro and 1 thermal plant)
Copel GeT’s total installed capacity	4,552 MW
Installed capacity of Copel’s corporate partnerships (1)	606 MW
Copel GeT’s automated and remote-controlled power plants	12
Copel’s corporate partnerships’ automated and remote-controlled power plants	03
Transmission
Transmission lines	2,023 km
Substations	31 (100% automated)
Installed capacity of substations	10,902 MVA
Distribution (up to 230 kV)
Distribution networks and lines	185,842 km
Substations	358 (100% automated)
Installed capacity of substations	991 MVA
Number of municipalities served	396(2)
Number of localities served	1,114
Number of captive customers	4.0 million
DEC (outage duration per customer, in hours and hundredths of an hour)	7.0
FEC (outage frequency per customer)	5.6 times
Telecommunications
Fiber optic cables – main ring (interurban)	8,397 km
Self-sustained fiber optic cables (urban)	19,620 km
Number of municipalities served in Paraná	385
Number of municipalities served in Santa Catarina	2
Number of customers	2,477
Administration
Number of employees (wholly-owned subsidiaries)	9,502
Copel Geração e Transmissão	1,859
Copel Distribuição	7,179
Copel Telecomunicações	464
Consumers per employee	558
Financial
Book value per share	R$ 45.83
EBITDA	R$ 1,441.2 million
Current liquidity ratio	1.55

Note:

(1) Proportional to the interest.

(2) 3 partially served municipalities in the rural area.

25

Earnings Release - 9 M12

8.3 3Q12 Results Conference Call

Copel will hold its 3Q12 results conference call

> Wednesday, November 21, 2012, at 2:30 p.m. (Brasília time)

> Telephone: (+1 516)300-1066

> Code: Copel

A live webcast of the conference call will be available on www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (55 41) 3222-2027

Fax: (5541) 3331 - 2849

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, future operations, the implementation of relevant operating and financing strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.